
CONTRACTOR
PLUS
REDEFINING CONSTRUCTION:
INVEST IN A FUTURE BUILT
ON COLLABORATION
Trusted By 35,000+ Contractors!
High
Performer
WINTER
2024
Users
Love Us
Google Play
Apple Store
Capterra
GetApp
Software Advice.

CONTRACTOR+

Collaborative platform and AI for contractors

contractorplus.app Columbus, OH

Technology | Notable Angel | B2B | SaaS | Mobile Apps

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Investment Memo
An investor has written an

An investor has written an Investment Memo

1. $516K Annual Run Rate Revenue, 86%+ Gross Margins, 162% YoY growth
2. Multiple Revenue Streams: Subscriptions, Payment Facilitation, Financing, Insurance Referrals & more
3. $60B market opportunity with a CAGR of 19%, $13T annual construction spend
4. $35k MRR, $7k+ monthly one-time revenue. 6,000 MAUs, 1040+ active paying customers
5. Partnerships & integrations with Thumbtack, Intuit Quickbooks, 1build, CompanyCam, Lowe's & Square
6. Patent-pending Contractor+ Assistant AI & Strategic network effects for exponential growth
7. Available on all platforms with native applications for Web, iOS and Android Phones & Tablets
8. Previous investors include executives at Google, Meta, Intel, Amazon and CACI

Featured Investors

Kingscrowd Capital

Invested $10,000

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KingsCrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Contractor+ has built a robust solution priced for widespread adoption by these smaller general contracting firms. Today's major players in field service management are focused on selling to the massive general contracting players representing billions of dollars in revenue. There is a clear gap in the market that Contractor+ has managed to fill while still running a sustainable and growing business. Additionally, the founding team at Contractor+ has the perfect balance of technological exper..."

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View Investment Memo



Hemdeep Dulthummon

Invested $11,378

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Syndicate Lead

Hemdeep identifies and optimally scales startups that address existing pain points in legacy industries through technology, have the potential to become true platforms, and can significantly enhance the sustainability of those industries

"I have high confidence that my investment in this round can return at least a 10x withi...

See more investor reviews

Our Team



Justin Smith CEO

Justin grew up working with his mother, a licensed contractor in Central Ohio. He started his first business at 13 (Verta.net), began his career as a web developer, and managed a handyman business with 35 employees for 7 years.

I recognized the need for a solution like this while managing 800 properties and operating a handyman company. I grew up with a mother who's a licensed contractor. I've experienced first hand as a contractor what needs improved.



Roshan Sethia CTO

Roshan managed an IT servicing business for 10 years. He met Justin in 2009, where they collaboratively built an SEO software startup that was later acquired by WebDev.com. They've worked together since.



Liam Bowers Board Member

Liam is an expert in cybersecurity, defense and technology. He served as co-founder & CEO of Bluestone Analytics, where he led the company to a successful exit to CACI. His expertise now guides our strategic direction as a board member.



Mike Demler Board Member

Mike has 10+ years of software development experience, having built and successfully exited a software company in the hospitality industry, and now serving as Co-Founder at Konducter, Inc. His leadership experience and advisory has proved invaluable.



Charlie O'Brien Business Development Manager

Charlie joined us straight out of McGill, conducting demos with prospective customers, managing our ongoing cold outreach strategy, and our sales team.



Brandon Schlichter Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 5.5m followers in the real estate and investment niche. He has 170+ doors and 5 successful businesses, including laundromats, car washes, and even the local newspaper!



Michael Fied Strategic Advisor

Michael is a tried and true entrepreneur. He is the founder and CEO of the definitive name in Web Development - WebDev.com. He acquired a business from Justin and Roshan in 2012, and has advised and collaborated with the team since.



Ryan Pineda Strategic Advisor



Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how contractors and REI's network. He now advises and educates real estate entrepreneurs and creators through Future Flippers and Wealthy Creator.

👷🏗️Redefining Construction: Join The Contractor+ Revolution

OUR INVESTORS WIN AND WE WIN

We owe the growth of Contractor+ to the support of our 2021 Wefunder investors!


ANNUAL RUN RATE
Before Investment
After Investment
2021
$48K
Growth was steady but slow
2024
$456K
10x in 3 years! We beat the competition

WE EXCEEDED OUR ANNUAL TARGETS

WE EXCEEDED OUR ANNUAL TARGETS EVERY SINGLE YEAR

Year	Target	Achieved
2021	$25K	$26K
2022	$100K	$118K
2023	$200K	$239K

YOUR INVESTOR GAINS

2021	2024
$3M Valuation	$8.1M Valuation

2.7x unrealized return! Our previous investors are reinvesting!


PRODUCT IMPROVEMENTS
2021
2024
Early beta version was slow and clunky
4x faster, net churn reduced by 75%, added AI capability

Our team is lead by two Co-Founders who met in 2009 on Fiverr, when Justin needed help with an SEO pricing algorithm he was working on. Roshan helped complete the project, which was later acquired by WebDev.com. In 2013, Justin boarded a flight to Mumbai, and the duo have worked together ever since.



JUSTIN SMITH
CEO



ROSHAN SETHIA
CTO

Forbes CEO TECH TIMES Disrupt INDIA TODAY LA WEEKLY

In an industry poised for transformation, Contractor+ stands at the confluence of innovation and necessity. The global construction market, a colossal entity valued at approximately USD 13.57 trillion in 2023, is on a trajectory to reach around USD 23.92 trillion by 2032, reflecting a robust growth forecast that Contractor+ is uniquely positioned to capitalize on.



High Performer
Americas
WINTER 2024
GetApp
CATEGORY LEADERS
2023
Contractor+
The Collaborative Platform For Home Service Contractors
Google Play
Apple Store
Capterra
GetApp
Software Advice.

Have questions before investing? Schedule a call,

Imagine a world where every contractor, regardless of their tech-savviness or financial constraints, can access state-of-the-art tools to bring efficiency, accuracy, and excellence to their projects. This is the world Contractor+ is building. With over 75,000 home improvement projects successfully managed to date, more than 800 (paying) businesses onboard, and a fast-growing community of 5,500 monthly active users, our platform is a testament to the transformative power of technology in an industry ripe for disruption. Our year-over-year growth of 152% is not just a number; it's a narrative of resilience,

innovation, and the relentless pursuit of excellence.



REVENUE
MRR
$29K
Non-Recurring
$7k
MoM Growth
12%
Exponential growth trend
Validated customer acquisition strategy
Outlier months
One-time revenue trending up
$31,000
$26,000
$21,000
$16,000
$11,000
$6,000
$1,000
Jan '21 Apr '21 Jul '21 Oct '21 Jan '22 Apr '22 Jul '22 Oct '22 Jan '23 Apr '23 Jul '23 Oct '23 Jan '24 Apr '24
MRR
One-time revenue



USERS
MONTHLY ACTIVE USERS
5,500
PAID SEATS
1,050
40000
35000
30000
25000
20000
15000
10000
5000
0
USERS
Jan '21 Mar '21 May '21 Jul '21 Sep '21 Nov '21 Jan '22 Mar '22 May '22 Jul '22 Sep '22 Nov '22 Jan '23 Mar '23 May '23 Jul '23 Sep '23 Nov '23 Jan '24E

At the heart of Contractor+'s mission is a commitment to serving the underserved. Our platform is more than a tool; it's a bridge connecting contractors to the digital era, empowering them with technology that was once out of reach. The construction industry, historically slow to

adopt technology and sensitive to high prices, finds a haven in Contractor+, where next-level efficiency meets affordability.

MOST CONTRACTORS CANNOT SCALE BEYOND ~$2M/YEAR.

X. Sales & admin processes are time consuming & inefficient

X. No affordable collaborative solutions available

X. Existing solutions are either limited or expensive





ONE APP

EVERYTHING CONTRACTORS NEED TO

UNITE THEIR TEAMS,
SAVE TIME,
IMPRESS THEIR CLIENTS,
AND GROW THEIR BUSINESS.

We've projected a baseline MRR growth putting us around $53K MRR by the end of 2024, $175K MRR by the end of 2025, and the projections continue through 2028 at $535k MRR.

MRR GROWTH PROJECTIONS



MRR GROWTH PROJECTIONS
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
$53,516
$175,355
$231,075
$362,799
$535,200
2024
2025
2026
2027
2028

While our MRR growth projections are compelling, subscription revenue is only one pillar of our business model.



Projected Revenue Sources
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
Base Subscriptions
Add-on Subscriptions
Payment Facilitation
Consumer Financing
Lead Generation
Insurance
Hardware Sales
GPS & Bluetooth
Spare
Network Referrals
Tool & Equipment Rentals
Materials

With our various revenue sources combined, we've projected $22.2M revenue at 75% gross margin and 33% NET margin by 2028.


P&L Projection
$25M
$20M
$15M
$10M
$5M
$0M
-$5M
$0.8M
-$0.3M
$4.2M
$1.3M
$7.2M
$2.5M
$13.0M
$2.8M
$22.2M
$7.2M
2024
2025
2026
2027
2028
Revenue
Net Income

The global spend on construction is a testament to the sector's mammoth potential, with the market expected to grow significantly from its current valuation. Within this vast expanse, Contractor+'s Total Addressable Market (TAM) stands at $60B, with a Serviceable Available Market (SAM) of $5B and a Serviceable Obtainable Market (SOM) of $307M. Our vision extends beyond market capture; it's about market expansion through a collaborative marketplace that not only addresses current needs but also anticipates future demands.


MARKET
Field Service MGMT 19.2% CAGR
Contractor MGMT 12.75% CAGR
TAM
SOM
$307M
4% Market Share


$60B
Global adoption of our platform. Assuming we capture the entire market.
SAM
$5B
~60% of Field Service U& Construction Companies in Americas & Europe using software in their business.
Europe with 80% free and 20% paid users.

Innovation: Our Secret Sauce

What truly sets Contractor+ apart is our blend of operational finesse and technological innovation. Our platform, powered by local cost data and a patent-pending AI, transforms hours of manual work into minutes of seamless automation. By solving the day-to-day operational nuances and providing highly flexible estimation tools, we not only make contractors more efficient but also foster a collaborative marketplace that amplifies the network effect, setting the stage for Contractor+ to become the de facto standard in construction and field service management.

See Contractor+ In Action:


Contractor Plus App | Transform Your Contractin...
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IMPACT.

ACTIONABLE & EFFICIENT DASHBOARD



Statistics
Jobs #8 In Progress
Estimates $152k Pending Approval
Invoices $80k Partially Paid
Leads #2 All Leads
Payments $16k Stripe
Time #11 Weeks
Mileage #22 Miles
Current Actionable Items 6 New
All Items Emails Calls SMS Tasks Payments Estimates Reminders Referrals Jobs
Version 7.13.1 Released Install Update
Jon Doe Approved Estimation for 123 Main Street 16/25 Generate Invoices Snooze Done
New Lead (Frank Venice) From Dummy2C / (2S) Application Sent Dummy2C / (2S) Application Sent Select Action Snooze Done
Job at 5213 Noname Street Marked as Complete By Larry Page Generate Invoice Snooze Done
Job at 5213 Noname Street Marked as Complete By Larry Page Select Action Snooze Done
Gross Revenue Chart
Monthly Weekly Quaterly Daily
Time Clock
Active Employees 14
Active Jobs 03
02 : 25 : 03
Hours Minutes Seconds
Clock In
Open Time Clock
Today's Schedule
View Schedule
1 Total 12 To Go 8 Active 2 Complete
Title Schedules
Live Map
Currently Driving 02
On Job Site 03
Total Miles Logged 31.4 Miles


Unscheduled
Anytime
Weekly Service Repai...
Anytime
Landscaping - 58 /54...
Team Member
Jessica J.
06:56
5:30 PM
HAVC Install - 684 Re...
6:00 PM
11:00 PM
Plumber
James Bond
00:00
Carl J.
Electrician
Mike Torsan
Jasper L.
Charles...
Open Live Map
Payments
Payments Received
7 Payments
$15,663.22

NEXT-LEVEL ESTIMATING


This video has been removed for violating YouTube's Terms of Service

RELATIONSHIP MANAGEMENT


Jaxson Herwitz
Investment Joy Personalized Consultation Call Lead
All Activity
Dashboard
Clients
Search
New Note
Email
SMS
Call
22


Import Data
FINANCE
Manage your business
Estimates
Invoices
Products & Services
Expenses
WORK
Manage your work/tasks
Tasks
Post Inspections
Shopping Lists
Contacts
Properties
Estimates
Invoices
Work Orders
Payments
Statement
Contracts
Post Inspections
Jobs
Expenses
Cc:
Bcc:
Subject
Select Templates
Type your text here...
After Call summary
Email - Follow-up more Barndon
If no reply
in 1 week
then
remind me to follow up
remind me to follow up
enroll in a sequence
Send
Send Later
Save Draft
October 2022
Cristofer Mango
Oct 14,2022 at 5:13 AM
Lorem Ipsum is simply dummy text of the printing and typesetting industry. Lorem Ipsum has been the industry's standard dummy text ever since the 1500s

JOB & PROJECT MANAGEMENT


JOB-00125
Pending
Edit
Chat With Team
Send
More Actions
Overview
Phases
Task
Estimates
Invoice
Expenses
Time Sheets
Mileage Logs
Job Chat
Docs & Photos
Tools & Equip
Phases & Tasks
People
Edit Phases
Design & Planning
2/3 Task Completed
Pull Permits to ensure home meets local building codes
Pull Permits to ensure home meets local building codes
Pull Permits to ensure home meets local building codes
Excavation & Foundation
3/3 Task Completed
Move Dirt & Dig Foundation
Pull Permits to ensure home meets local building codes
Framing
Ceramic Tiles Work
15/18 Task Completed
Add Task
Setting Roof Work
2/6 Task Completed
Add Task
Import Phases / Tasks
Add Phase
TRIAL
Roles
NEW
Design & Planning
Pull Permits to ensure home meets local building codes
Pull Permits to ensure home meets local building codes
Pull Permits to ensure home meets local building codes
Excavation & Foundation
Creation Date: Dec 30,2022
Duration: 4 days
Percent done: 100%
2/2 Tasks Done
Dig up the soil & make the house foundation.
Build a New Excavation Chamber at Ground Floor
Framing
Ceramic Tiles Work
Setting Roof Work
Dec,2022
Jan,2023
Sun 29
Mon 30
Tue 31
Wed 1
Thu 2
Fri 3
Sat 4
Sun 5
Mon 6
Tue 7
Wed 8
Thu 9

FREE. PRO-GRADE WEBSITES


ProClean
HOME
SERVICES
ABOUT US
LOCATIONS
CONTACT
Unmatched Commercia
Cleaning Services in Buffal
Your #1 solution for total disinfection and immaculate
SCHEDULE AN ESTIMATE
CALL US NOW
Our team is extensively traine
experienced in COVID-19 com
building disinfection
SCHEDULE AN ESTIMATE
STANDING LITES INC
The Leading Home and Commercial Services Contractor in Texas, Kansas, and Louisiana
Providing exceptional workmanship and customer service from start to finish.
GET A FREE ESTIMATE
CALL US
GET A FREE ESTIMATE
No cost, zero commitments

VALUE PROP & COMPETITIVE LANDSCAPE

Contractor+ Module	Cost	Contractor+	Service Titan	Jobber	Joist
Team Collaboration	Slack	✓	✓	✓	✗
Business Website	WIX	✓	✗	✗	✗
CRM	Close	✓	✗	✗	✗
Contract Automation	DocuSign	✓	✓	✗	✗
Project/Job Mgmt.	Asana	✓	✓	✓	✗
Timesheet & Expense	Harvest	✓	✓	✓	✗
Dispatching & Routing	BeeLineRoutes	✓	✓	✓	✗
Scheduling	ConnectTeam	✓	✓	✓	✗
Cost Estimating	Xactremodel	✓	✗	✗	✗
Subcontractor Collab.	PlanHub	✓	✗	✗	✗
Marketing Automation	MailChimp	✓	✗	✗	✗
Inventory Mgmt.	Sortly	✓	✓	✗	✗
Asset Mgmt.	Tenna	✓	✗	✗	✗
Total for 5 Users:	$4700	$145/mo	$4,500	$345	Limited to 1

Our product today is already helping thousands of contractors manage and grow their businesses...

But then there's what we're BUILDING....

The world is rapidly changing for the better in the direction of the singularity. Soon, professionals will expect to be able to speak into their device and have everything done for them instantly. Tasks that once took hours to complete, now only take seconds. So we've filed a non-provisional utility patent in the US and India on our proprietary AI that will completely disrupt the estimation process for contractors (or the Tesla robot equivalent which we will 100% integrate with).


Contractor+ AI Assistant
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Join Us

Your investment in Contractor+ is an investment in a future where technology and collaboration reshape the construction industry, making it more efficient, inclusive, and sustainable. Together, we will build a legacy of innovation and impact. Have questions before investing?

legacy of innovation and impact. Have questions before investing? **Schedule a call**,



INVESTMENT OPPORTUNITY
CONTRACTOR+ IS RAISING $1.5M VIA CONVERTIBLE NOTE
This Round Will Enable Contractor+ To:
ACCELERATE PRODUCT ROADMAP
SCALE USER ACQUISITION
$100K MRR
WITHIN 12 MONTHS*
TERMS
VALUATION: $8.1M
DISCOUNT: 25%
INTEREST RATE: 9.75%

* The $100k in 12 months assumes we complete our target raise. If we raise our base raise, we've forecasted $50K MRR in the same period.

We've crunched the numbers and our financial model is crystal clear. With a base raise of $430K, we're solid. But to really knock it out of the park and fuel our ambitious growth, we're targeting $1.5M. This isn't just about keeping the lights on; it's about supercharging our platform, dominating the market, and delivering unmatched value to our contractors. We know exactly what we need, why we need it, and when to make it happen. Let's get to work and make this vision a reality.



BASE RAISE
$430,000
Overhead
$154,000
36%
Working Capital
$34,000
8%



TARGET RAISE
$1,485,000
Sustainability Platform
$250,000
24%
Salaries and benefits
$137,000
13%
Additional Marketing Budget
$200,000
19%
Marketing
$105,000


Marketing
$105,000
24%
Salaries and benefits
$137,000
32%


10%
Overhead
$154,000
15%
Accelerate Product Roadmap 3x
$175,000
16%
Working Capital
$34,000
3%

Assuming the base raise of $430K, this is what our cash flow should look like over the next two years.


Cash Flow Projections
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
-$100,000
-$200,000
$430,000 WeFunder round
Jan 2024
Apr 2024
Jul 2024
Oct 2024
Jan 2025
Apr 2025
Jul 2025
Oct 2025
ARR= $642,192
ARR= $2,104,264
Equity raised
Cash
Debt
Minimum cash balance of $30,000

Our Customers ❤️ What We're Building

Scott Azure from Rands Mechanical said Contractor+ works great.


Rands Mechanical Is Using Contractor Plus App t...
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BEST APP FOR
CONTRACTORS
CONTRACTOR PLUS
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Brandon & Ashley Geiger from Rushville Restorations uses Contractor+


Rushville Restorations Uses Contractor+ For Sch...
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Josh Neeson said Contractor+ is the reason his business has been so successful.


iCare Lawn Care & Landscaping uses Contractor+...
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HELP US GIVE CONTRACTORS
SUPERPOWERS.
CONTRACTOR PLUS

Forward looking projections cannot be guaranteed.